Filed pursuant to Rule 433
File No. 333-141742
April 25, 2007
Mariner Energy, Inc.
Pricing Term Sheet Relating to
8% Senior Notes due 2017

Issuer:	Mariner Energy, Inc.
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$300,000,000
Gross Proceeds:	$300,000,000
Net Proceeds to Issuer (before expenses):	$294,750,000
Coupon:	8%
Maturity:	May 15, 2017
Offering Price:	100.000%
Yield to Maturity:	8%
Spread to Treasury:	+335 bps
Benchmark:	UST 4.625% due 2/15/2017
Ratings:	B3/B-
Interest Pay Dates:	May 15 and November 15
Beginning:	November 15, 2007
Equity Clawback:	Up to 35% at 108% plus accrued interest
Until:	May 15, 2010
Makewhole call @ T+50bps prior to May 15,
Optional redemption:	2012, then:
	On or after:	Price:

	May 15, 2012	104.000%
	May 15, 2013	102.667%
	May 15, 2014	101.333%
	May 15, 2015 and thereafter	100.000%
Change of control:	Put @ 101% of principal plus accrued interest
Trade Date:	April 25, 2007
Settlement Date: (T+3)	April 30, 2007
CUSIP:	56845TAF4
ISIN:	US56845TAF49
Denominations:	3,000x1,000
Bookrunners:	JPMorgan
Co-Managers:	Goldman, Sachs & Co.
BNP Paribas
Calyon Securities (USA) Inc.
Raymond James

RATIO OF EARNINGS TO FIXED CHARGES

Pro Forma
December 31,
2006 (1)
Earnings from continuing operations before fixed charges
Income before taxes	$183,872
Add: Fixed charges less capitalized interest	42,841
Earnings from continuing operations before fixed charges	. 226,713

Fixed Charges
Interest expense, net of capitalized interest	41,696
Add: Capitalized interest	1,528
Add: Amortization of discounts	1,146
Total Fixed Charges	$44,370

Ratio of earnings to fixed charges	5.11

(1)	As adjusted for the issuance of notes in this offering and application of the net proceeds of the offering to repay borrowings under our bank credit facility.
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before taxes, plus fixed charges, less capitalized interest, and fixed charges consist of interest expense (net of capitalized interest), plus capitalized interest, plus amortized discounts related to indebtedness. The pro forma column is calculated giving effect to the application of the net proceeds from the offering, reflecting the net change in interest from the refinancing of indebtedness incurred under the Company’s bank credit facility with the notes.
After giving effect to this offering and the use of proceeds therefrom, the long-term indebtedness outstanding under our Credit Facility will be $61,567,000.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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